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CUSIP NO. 874036106                    13D                           PAGE 1 OF 5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 3)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              The Taiwan Fund, Inc
                              --------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    874036106
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 2005
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 874036106                    13D                           PAGE 2 OF 5
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER

        SHARES                 2,293,537
                        ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                0
                        ------ -------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER

      REPORTING                2,293,537
                        ------ -------------------------------------------------
        PERSON           10    SHARED DISPOSITIVE POWER

         WITH                  0

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,293,537
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
             |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.98%
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

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CUSIP NO. 874036106                    13D                           PAGE 3 OF 5
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|

------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(D) OR 2(E)
                                                                             |_|
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------

      NUMBER OF           7    SOLE VOTING POWER

        SHARES                 2,293,537
                        ------ -------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                0
                        ------ -------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER

      REPORTING                2,293,537
                        ------ -------------------------------------------------
        PERSON           10    SHARED DISPOSITIVE POWER

         WITH                  0

--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,293,537
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
             |_|

------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             13.98%
------------ -------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

             IA
================================================================================

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CUSIP NO. 874036106                    13D                           PAGE 4 OF 5
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          This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 14, 2003 (the "Original
          Schedule 13D") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The Taiwan Fund, Inc., (the "Fund"). This Amendment No. 2 amends and restates
          Item 5 of the Original Schedule 13D in its entirety. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          (a) and (b). As of August 22, 2005, EWF, GEM, IEM, GFM I, FREE and the Accounts owned directly 150,834, 260,271, 492,000, 50,000, 211,400, and 1,129,032 Shares, respectively, representing approximately 0.92%, 01.59%, 2.99%, 0.3%, 1.29%, and 6.88%, respectively, of the 16.4 million Shares outstanding.

          As of August 22, 2005, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 2,293,537 Shares owned directly by the City of London Funds and the Accounts, representing approximately 13.98% of the 16.4 million Shares outstanding.

          As of August 22, 2005, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to all 2,293,537 Shares owned directly by the City of London Funds and the Accounts, representing approximately 13.98% of the 16.4 million Shares outstanding.

          (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the filing of Amendment No. 10.

-------------------------------------------------------------------------------
NAME OF             TRADE         TRANSACTION      NUMBER OF        TRADE
 FUND                DATE            TYPE           SHARES          PRICE
-------------------------------------------------------------------------------
Accounts          8/17/2005        Purchase          28,760          13.88
GFM I             8/17/2005        Purchase          50,000          13.88
EWF               8/17/2005        Purchase         100,000          13.88
FREE              8/17/2005        Purchase         160,000          13.88
IEM               8/17/2005        Purchase         248,440          13.88
GEM               8/17/2005        Purchase         100,000          13.88
IEM               4/11/2005        Purchase          67,000        12.3582
GEM               3/23/2005        Purchase           7,600        12.6995
GEM               3/21/2005        Purchase           3,440        12.8935
IEM               3/21/2005        Purchase           5,160        12.8935
-------------------------------------------------------------------------------

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CUSIP NO. 874036106                    13D                           PAGE 5 OF 5
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 22, 2005


                                         CITY OF LONDON INVESTMENT GROUP PLC



                                         /s/ Barry M. Olliff
                                         ------------------------------
                                         Name: Barry M. Olliff
                                         Title: Director



                                         CITY OF LONDON INVESTMENT MANAGEMENT
                                         COMPANY LIMITED



                                         /s/ Barry M. Olliff
                                         ------------------------------
                                         Name: Barry M. Olliff
                                         Title: Director